

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response   12.00

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING ____01/01/05____ AND ENDING ____12/31/05____
                                     MM/DD/YY   MM/DD/YY

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **Hybrid Trading & Resources, L.L.C.**

OFFICIAL USE ONLY

FIRM ID. NO

SEC MAIL RECEIVED PROCESSING WASH. D.C. FEB 2 8 2006 213 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 4048
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan   (312) 291-0560
                                                              (Area Code-Telephone No)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
    [X]   Certified Public Accountant
    [ ]   Public Accountant
    [ ]   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

OATH OR AFFIRMATION

I, Megan McGrath, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Hybrid Trading & Resources, LLC, as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Megan McGrath
Signature

Sr. V.P., Ops. Mngr.
Title

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Janet M. Herr
Notary Public

This report contains (check all applicable boxes):
[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Member's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:
[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant
to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[·] (j) A Reconciliation, including appropriate explanation, of the Computation
of Net Capital Under Rule 15c3-1 and the Computation for
Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements
of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[x] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to
have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

	PAGES
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN MEMBERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 7

SUPPLEMENTARY INFORMATION
  COMPUTATION OF NET CAPITAL, PER UNIFORM NET
    CAPITAL RULE 15c3-1
	8

COMPUTATION FOR DETERMINATION OF RESERVE
    REQUIREMENTS AND INFORMATION FOR THE POSSESSION
    OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
	9

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	10 - 11

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
    HYBRID TRADING & RESOURCES, LLC
        Chicago, Illinois

We have audited the accompanying statement of financial condition of HYBRID TRADING & RESOURCES, LLC, as of December 31, 2005, and the related statements of income, changes in Members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HYBRID TRADING & RESOURCES, LLC, and the results of its operations and its cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 22, 2006

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	198,910
Receivable from broker/dealer		496,959
Commissions receivable		260,069
Interest receivable		207
Equipment, net of accumulated depreciation of $21,155		30,633
TOTAL ASSETS	$	986,778

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses	$	109,089
MEMBERS' EQUITY		877,689
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	986,778

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

REVENUES

Commission income	$	1,124,263
Interest income		8,927
Total Revenues		1,133,190

EXPENSES

Employee compensation and benefits	195,454
Commissions, floor brokerage and execution fees	310,997
Market information	103,483
Exchange and regulatory fees	149,289
Rent and utilities	23,743
Professional fees	18,502
Telephone	35,786
Depreciation	5,428
Travel and entertainment	50,661
Other	64,314
Total Expenses	957,657

NET INCOME	$	175,533

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

Balance January 1, 2005	$ -
Members contributions	702,156
Members withdrawals	-
Net income	175,533
Balance December 31, 2005	$ 877,689

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES		
Net income	$	175,533
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		5,428
Change in assets and liabilities		
Increase in receivable from broker/dealer	(	496,959)
Increase in commission receivable	(	260,069)
Increase in other assets	(	207)
Increase in accrued expenses		109,089
Total adjustments	(	642,718)
NET CASH USED IN OPERATING ACTIVITIES	(	467,185)
INVESTING ACTIVITIES		
Purchase of equipment	(	36,061)
NET CASH USED IN INVESTING ACTIVITIES	(	36,061)
FINANCING ACTIVITIES		
Members contributions		702,156
NET CASH PROVIDED BY FINANCING ACTIVITIES		702,156
NET INCREASE IN CASH AND CASH EQUIVALENTS		198,910
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2004		-
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2005	$	198,910

Supplemental Cash Flow Information:
Cash payments for interest during the year totaled $0.
Cash payments for income taxes during the year totaled $0.

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

(1) NATURE OF BUSINESS

HYBRID TRADING & RESOURCES, LLC (the "Company") a Florida Limited Liability Company, operates as an introducing broker that clears all trades on a fully disclosed basis through an outside clearing firm.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Equipment
Purchased equipment is recorded at cost and depreciated over estimated useful lives using accelerated methods.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) INCOME TAXES

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

(4) CONCENTRATION OF CREDIT RISK

At December 31, 2005, the Company had a significant concentration of credit which consisted of deposits with the Company's clearing firm which represented approximately 57% of total equity.

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

(5)   **REGULATORY MATTERS**

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005, the Company had net capital and net capital requirements of approximately $683,000 and $433,000, respectively, and had no customer accounts.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

(6)   **RELATED PARTY TRANSACTIONS**

The Company rents its office space under a lease with affiliated entity containing real estate tax and operating expenses escalation clauses. Rent expense for the year totaled $23,743.

SUPPLEMENTARY INFORMATION

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2005

NET CAPITAL		
Members' equity	$	877,689
LESS:		
Non-allowable assets		
Equipment, net		30,633
Commissions receivable, over 30 days old		163,745
Total non-allowable assets		194,378
NET CAPITAL BEFORE HAIRCUTS		683,311
Haircuts		-
NET CAPITAL	$	683,311

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Minimum net capital required (Greater of 2% of aggregate debit items or $250,000)	$	250,000
EXCESS NET CAPITAL	$	433,311

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as filed.

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

These schedules are not applicable as HYBRID TRADING & RESOURCES, LLC is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it, as an introducing broker/dealer, clears all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of
    HYBRID TRADING & RESOURCES, LLC
        Chicago, Illinois

In planning and performing our audit of the financial statements of HYBRID TRADING & RESOURCES, LLC, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by HYBRID TRADING & RESOURCES, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2005 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 22, 2006